UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 1)

ARCHON CORPORATION

(Name of Issuer)

Exchangeable Redeemable Preferred Stock

(Title of Class Securities)

03957P 20 0

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Richard Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
(212)754-4207

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	03957P 20 0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION D. E. Shaw Laminar Portfolios, L.L.C FEIN 01-0577802
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.	03957P 20 0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.	03957P 20 0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA, PN

SCHEDULE 13D

CUSIP No.	03957P 20 0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission on August 29, 2007 (as amended, the “Schedule 13D”) with respect to the exchangeable redeemable preferred stock (the “Preferred Stock”) of Archon Corporation, a Nevada corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer.
The first paragraph of Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

(a)  On or about August 31, 2007, D. E. Shaw Laminar Portfolios, L.L.C.’s (“Laminar”) 707,550 shares of Preferred Stock were mandatorily redeemed at an Issuer-calculated price of $5.241 per share (the “Redemption Price”), or $3,708,269.55 in proceeds.  As previously described in Item 4, Laminar believes that the Issuer has miscalculated the Redemption Price.  Specifically, the Issuer’s calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock, as filed with the Secretary of State of the State of Nevada on September 30, 1993.  As a result, the Redemption Price per share of Preferred Stock is significantly greater than that calculated by the Issuer and noted in the Redemption Notice.  Laminar, together with the other Plaintiffs, has filed a lawsuit in the United States District Court for the District of Nevada regarding the foregoing.

On August 31, 2007, counsel to the Plaintiffs sent a letter to the Issuer (“Non-waiver Letter”) indicating, among other things, that receipt of payment with respect to the shares of Preferred Stock by any of the Plaintiffs shall not constitute a waiver of any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of the Plaintiffs reserve all its rights.

The foregoing summary of the Non-waiver Letter does not purport to be complete and is qualified in its entirety by reference to the letter attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 5.

Section (c) of Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

(c) The trading date, number of shares of Preferred Stock mandatorily redeemed by the Issuer, as well as the Redemption Price, of all transactions made within the past 60 days are set forth as follows:

Name	Date	Number of Shares the Issuer Redeemed in the Mandatory Redemption	Redemption Price

Laminar	8/31/07	707,550	$5.241

Section (e) of Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

On August 31, 2007, the Issuer redeemed all of Laminar’s Preferred Stock. As a result, as of August 31, 2007, Laminar is no longer a holder of more than 5% of the Preferred Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated September 5, 2007.

Exhibit 4	Non-waiver Letter dated August 31, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 5, 2007

D. E. Shaw Laminar Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.L.C., as
managing member

By:
/s/Julius Gaudio
Julius Gaudio
Managing Director

D. E. Shaw & Co., L.L.C.

By:
/s/Julius Gaudio
Julius Gaudio
Managing Director

D. E. Shaw & Co., L.P.

By:
/s/Julius Gaudio
Julius Gaudio
Managing Director

David E. Shaw

By:
/s/Julius Gaudio
Julius Gaudio
Attorney-in-Fact for David E. Shaw